

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2024

Vininder Singh
Chief Executive Officer
BullFrog AI Holdings, Inc.
325 Ellington Blvd., Unit 317
Gaithersburg, MD 20878

> **Re: BullFrog AI Holdings, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted January 19, 2024**
> **CIK No. 0001829247**

Dear Vininder Singh:

We have conducted a limited review of your draft registration statement and have the following comment.

Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Incorporation of Certain Information by Reference, page 50

1. We note you have not filed an annual report for your most recently completed fiscal year and therefore appear to be ineligible to incorporate by reference on Form S-1. Please revise accordingly or otherwise advise. Refer to General Instruction VII.C. of Form S-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

We also remind you that your registration statement must be on file no later than 48 hours prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Daniel Crawford at 202-551-7767 or Chris Edwards at 202-551-6761 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Arthur Marcus, Esq.